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                            October 29, 2021

       Michael Puorro
       Chairman and Chief Executive Officer
       Hanover Bancorp, Inc.
       80 East Jericho Turnpike
       Mineola, New York 11501

                                                        Re: Hanover Bancorp,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
6, 2021
                                                            CIK No. 0001828588

       Dear Mr. Puorro:

              We have conducted a limited review of your draft registration statement. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to these comments and your filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       General

   1. We note that you completed the acquisition of Savoy Bank on May 26, 2021. It therefore appears that you are
required to include the interim financial statements for Savoy Bank for the period ended
March 31, 2021. Please see section 2045.2 of the Division of
                                                        Corporation Finance's
Financial Reporting Manual.
       Cover Page

   2.                                                   Please identify the
underwriters on the cover page in your next amendment.
 Michael Puorro
FirstName LastNameMichael Puorro
Hanover Bancorp, Inc.
Comapany
October 29,NameHanover
            2021       Bancorp, Inc.
October
Page 2 29, 2021 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        We also remind you that your registration statement must be on file no later than 48 hours prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Erin Purnell at 202-551-3454 or Susan Block at 202-551-3210 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance